

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2009

Michael E. Weksel
Alyst Acquisition Corp.
233 East 69th Street, Suite 6J
New York, NY 10021

      Re: **China Networks International Holdings Ltd.**
               Registration Statement on Form S-4/A
               Filed May 14, 2009
               File No. 333-157026

               Alyst Acquisition Corp.
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed April 16, 2009
               File No. 001-33563

Dear Mr. Weksel:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that your revised registration statement/prospectus now includes disclosure that Alyst, China Networks Media, and/or its affiliates may negotiate arrangements to provide for the purchase of common shares issued in the IPO from the holders of common shares issued in the IPO who indicate their intention to vote against the business combination and seek conversion or otherwise wish to sell their common stock. We also note that this intention was not disclosed in your initial public offering prospectus contained in your Form S-1, as last amended June 21, 2007. In The Business Combination Proposal section where you describe the possible transactions to incentivize stockholders to vote for the transaction, please clarify why this is not, in effect, a waiver of the voting requirement or the limitation on conversion (particularly if proceeds of the trust

may be used to fund such transactions) and why it is consistent with the terms of the IPO as described in the IPO prospectus and the requirements of the company's charter.

2.   Please provide us with your analysis of whether the proposed purchases of Alyst common stock by Alyst, China Networks Media, and/or their respective affiliates may be deemed tender offers subject to Exchange Act Section 14(e) and Rule 13e-4, or Exchange Act Sections 14(d) and 14(e), respectively. Cite all authority on which you rely.

Unaudited Pro Forma Condensed Combined Financial Statements, page 31

3.   We note your response to prior comment 4. It remains unclear to us how you derived the amounts due to the non-controlling interest pursuant to your arrangements. Please state in a footnote how such amounts were mathematically derived. In this regard, we note that China Networks Media attributed significant allocations of net income to non-controlling interests even though it incurred a net loss for the year ended December 31, 2008.

4.   Additionally, please provide a separate table to show your calculations of the historical periods that were combined to arrive at the pro forma income statement for China Networks Media for the nine months ended March 31, 2009.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 36

5.   Tell us why "non-controlling interest" is presented herein as a liability instead of a component of shareholders' equity. Since you adopted SFAS 160, you should reflect such adoption in your pro forma financial statements. Similarly, revise your presentation on pages 30, F-49 and F-50.

6.   Please revise to include Notes Payable –net in current liabilities. We note that it is due in full by December 31, 2009 (18 months of the July 2008 issue date).

7.   Please enhance your disclosure herein and risk factors as appropriate to address the significant working capital deficit of the combined entity arising from cash amounts due to various parties within 12 months of the balance sheet date, including but not limited to, cash obligations due to notes payable holders, China Networks holders following the business combination, and Alyst non-insider IPO shareholders and/or third parties who enter into arrangements to secure approval of the business combination.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 38

8.   Tell us why there is no pro forma adjustment for amortization of contract rights
        for the nine months ended March 31, 2009.

Notes to Unaudited Pro Forman Condensed Combined Financial Statements, page 40

9.   Please revise your footnotes to explain in detail how you derived the adjustments
        for interest expense and non-controlling interest expense.

10.   We note your response to prior comments 9 and 10. Please disclose the critical
        accounting assumptions underlying China Networks' valuation and why you
        believe that their assumptions are still valid for purposes of the business
        combination.

Alyst's Reasons for the Business Combination and the Recommendation of the Alyst
Board, page 56

11.   We note the revised disclosure on page 57 in response to comment 18 in our letter
        dated April 24, 2009, and we re-issue our comment in part. As previously
        requested, please quantify how 2007 and 2008 sales and earnings differed from
        the disclosed projections. For ease of reference, please incorporate these actual
        results in a side-by-side tabular comparison with the financial projections table
        disclosed on page 57.

Actions That May be Taken to Secure Approval of Alyst's Shareholders, page 60

12.   We note your response to prior comments 5 and 6. Refer to your disclosure in the
        penultimate paragraph that on page 7 that "In an effort to secure the approval of
        the Business Combination, Alyst, its officers, directors and founding
        stockholders, China Networks Media and the holders of China Networks Media
        common stock may enter into arrangements to provide for the purchase of the
        common stock issued in the IPO from holders thereof who indicate their intention
        to vote against the Business Combination and seek conversion or otherwise wish
        to sell their common stock issued in the IPO or other arrangements that would
        induce holders of common stock issued in the IPO *not to vote* against the Business
        Combination proposal." Possible methods on page 60 include agreements to
        purchase Alyst's non-insider IPO stock which could be facilitated by third parties.
        Accordingly, tell us:

        •   Whether participants in the arrangements could be deemed to constitute a
                large minority voting interest in the combined entity and whether such
                arrangements could impact your analysis and conclusion on who the
                accounting acquirer is.

- How you considered the relevant accounting literature in determining the classification of the underlying shares that could be cash-settled under each of the arrangements.

Material United States Federal Income Tax Considerations, page 66

13. We note your response to comment 22 in our letter dated April 24, 2009, and we re-issue our comment. We note that your tax opinion is currently in the form of a short-form opinion. When a short-form opinion is used, it is not acceptable to state that the tax section in the prospectus is an "accurate summary" because counsel appears only to be addressing the "accuracy" of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. In a short-form opinion, the tax discussion in the prospectus is counsel's tax opinion and the Exhibit 8 in Item 601(b)(8) or Regulation S-K merely confirms this. Therefore, if you elect to use a short-form opinion, the Exhibit 8 short-form opinion and the prospectus must state clearly that the discussion in the tax consequences section of the prospectus is the opinion of McDermott Will & Emery LLP opinion. It is not acceptable for either the short-form opinion or the prospectus to state that the discussion in the prospectus is an accurate summary or accurate discussion of the tax consequences.

Results of Operations of China Networks Media Limited, page 112
Three Months Ended March 31, 2009 and March 31, 2008
Years Ended December 31, 2008 and December 31, 2007
Liquidity and Capital Resources, page 121

14. Please discuss how net income (loss) attributable to shareholders and cash flows were impacted by net income allocations to non-controlling interest and how such allocations were determined for each of the periods presented. In this regard, we note that income allocations were made to the non-controlling interest despite a net loss (before non-controlling interest) that was incurred by the Company during certain of the periods presented. You should discuss in detail the non-controlling interests and income (loss) before non-controlling interests in your discussion of results of operations immediately following your discussion of net income/loss.

China Networks Media, Ltd. Financial Statements

Consolidated Statements of Cash Flows, page F-31

15. Tell us and disclose the nature of the capital contribution *from* non-controlling interest and the basis for the transaction.

Cost of Revenue, page F-35

16.   We note your response to prior comment 40. Please confirm that China Networks has no obligation to buyback advertising time slots that are sold to agency companies and that agency companies have no right to return unsold or unused time slots.

17.   We note your response to prior comment 41. It is unclear to us why "the Company's capital contributions to the JV Tech Cos are subsequently paid by the JV Tech Cos to the PRC TV Stations in accordance with the Asset Transfer Agreement." Tell us why payments under the Asset Transfer Agreement are due at all to the PRC TV Stations for their asset contributions. Further, it is unclear why China Networks would make a cash contribution to joint ventures that it controls which is then paid to the other owners of the joint ventures (PRC TV Stations), who are then allocated most of the net income of the joint ventures. Please advise.

18.   Citing your basis in the accounting literature, tell us and disclose why a negotiated price for contractual rights constitutes fair value.

Note 11 – Debt and Equity Bridge Financing, page F-41

19.   We note that China Networks paid $958,333 to certain noteholders to extinguish notes with a principal amount of approximately $2.5 million. Please identify for us the noteholders, their relationship to you and the reasons for their waiver of accrued interest and willingness to incur a loss.

Kunming Television Station – Advertising Center and Yellow River Television Station…

Combined Statements of Operations, page F-88

20.   Tell us why the amounts presented on page F-88 for the year ended December 31, 2007 differ from the amounts presented on page F-71. Please revise as appropriate.

Registration Statement on Form S-4

Part II – Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

21.   We have reviewed the revised the supplemental draft legal opinion of Maples and Calder provided with your letter dated May 14, 2009, and we reissue our comment in part. As previously noted, the opinion should only cover the securities registered for issuance pursuant to the registration statement. Currently, the securities registered pursuant to the registration statement relate only to the redomestication of Alyst Acquisition Corp. into China Networks International Holdings, Ltd. The subsequent issuance in connection with the merger is not registered on the Form S-4.   Therefore, please request counsel to revise its opinion so that it relates only to the securities being registered.

22.   In response to comment 46 in our letter dated April 24, 2009, you state that Maples and Calder is not opining on the validity of the warrants under New York law. Please note that to register the warrants and options, counsel must opine that the warrants and options are "binding obligations" under the state contract law governing the warrant or option agreement. Therefore, in your next pre-effective amendment, in addition to the revised legal opinion to be provided by Maples and Calder, please also file an opinion of counsel that satisfies your obligation to provide an opinion of counsel that the warrants and options (e.g., Representative's Unit Purchase Option) are "binding obligations" under the state contract law governing the warrant or option agreement.

*   *   *

        As appropriate, please revise your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

       You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matter. Please contact Jay Knight, Staff Attorney, at (202) 551-3370, or me at (202) 551-3257 with any other questions.

       Sincerely,

       Celeste M. Murphy
       Legal Branch Chief

cc: by facsimile to (212) 547-5444
       Peter J. Rooney, Esq.
       (McDermott Will & Emery LLP)